UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On May 28, 2026, Aspen Insurance Holdings Limited (“Aspen,” the “Company,” “our,” “we” or “us”) reported certain unaudited financial highlights * in connection with the performance of the Company for the three months ended March 31, 2026.

*The financial information as at and/or for the three months ended March 31, 2026 and March 31, 2025 presented herein (i) is based on a number of assumptions that are subject to inherent uncertainties and subject to change, and such variations could be material, (ii) is based on internal management accounts, and (iii) has not been audited, reviewed or verified by our independent registered public accounting firm and such financial information is therefore subject to adjustment. Such financial information may also be revised as a result of management’s further review of such information and any adjustments that may result from the completion of the audit of our consolidated financial statements for the 2026 fiscal year. As such, you should not place undue reliance on the financial information presented herein. Additionally, the financial information presented herein may not be indicative of any future period.

	Three Months Ended March 31,
	2026	2025
	Unaudited Results *
	($ in millions, except for percentages)
Gross written premiums	$1,211.5	$1,287.2
Net written premiums	$734.9	$751.7
Net earned premiums	$723.5	$702.7
Net (loss)/income (after income tax) (1)	$(55.6)	$36.8
Net (loss)/ income available to ordinary shareholders	$(66.6)	$19.9
Operating income (2)	$85.0	$50.4

Net investment income	$77.5	$75.9
Underwriting income (2)	$79.1	$27.2
Adjusted underwriting income (2)	$76.5	$36.2
Aspen Capital Markets fee income	$50.6	$45.6

Current accident year loss ratio, excluding catastrophe losses	52.8%	51.8%
Catastrophe loss ratio	3.5%	13.0%
Prior year reserve development ratio, post LPT years	—%	(1.3)%
Impact of loss portfolio transfer agreement (“LPT”)	(0.4)%	1.3%
Loss ratio	55.8%	64.8%
Expense ratio	33.3%	31.3%
Combined ratio	89.1%	96.1%
Adjusted combined ratio (2)	89.5%	94.8%
______________
(1) On February 24, 2026, the Company was acquired by a wholly-owned indirect subsidiary of Sompo. Following the acquisition, and as a result of changes in the Company's investment strategy, the Company has reclassified its available for sale (AFS) investment portfolio to trading. In accordance with U.S. GAAP, at the date of reclassification, the cumulative unrealized gains of $27 million previously recorded in accumulated other comprehensive income were reclassified into the income statement. After reclassification, all changes in the fair value of these securities will be recognized in net income.
(2) Operating income, underwriting income, adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under the rules and regulations of the Securities and Exchange Commission (“SEC”). Refer to “Non-GAAP Financial Measures” below for further details.

	As at March 31, 2026	As at December 31, 2025
	Unaudited Results * ($ in millions)	Audited Results ($ in millions)
Total shareholders’ equity (1)	$3,296.8	$3,625.1

Total shareholders’ equity available to ordinary shareholders, excluding preference shares and accumulated other comprehensive income/(loss)	$2,745.8	$3,123.5
______________

(1) On March 4, 2026, the Company’s Board of Directors declared a dividend of $300.0 million on the Company’s Ordinary Shares. This dividend was paid on March 11, 2026.

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K or any other written or oral statements made by or on behalf of the Company may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this Form 6-K and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2025, as filed with the SEC, which should be deemed incorporated herein.
The inclusion of forward-looking statements in this Form 6-K or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations and aligns with how management view internal financial performance. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs. Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax (benefit)/expense is calculated on the above items by applying the Company’s effective current tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax (benefit)/expense is included within income tax benefit/(expense) in the consolidated statement of operations.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner consistent with how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Three Months Ended
(in $ millions)	March 31, 2026*	March 31, 2025*

Net (loss)/income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$(66.6)	$19.9
Add/(deduct) items before tax
Net foreign exchange losses	37.8	12.9
Net realized and unrealized investment losses	76.7	0.3
Non-operating expenses	76.7	8.3
Impact of the LPT	(2.7)	11.9
Non-operating income tax (benefit)	(36.9)	(7.3)
Preference share redemption costs	—	4.4
Operating income	$85.0	$50.4

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting income or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Adjusted losses and loss adjustment expenses is a non-GAAP financial measure. It is the sum of current accident year losses, catastrophe losses and prior year reserve strengthening/(releases) post-LPT years. Adjusted losses and loss adjustment expenses excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended March 31,
(in $ millions except where stated)	March 31, 2026*	March 31, 2025*

Net earned premium	$723.5	$702.7

Current accident year net losses and loss expenses	(381.9)	(363.9)
Catastrophe losses	(25.0)	(91.4)
Prior year reserve development, post LPT years	0.3	9.0
Adjusted losses and loss adjustment expenses (1)	(406.6)	(446.3)
Impact of the LPT (2)	2.7	(9.0)
Losses and loss adjustment expenses	(403.9)	(455.3)
Acquisition costs	(117.8)	(95.7)
General and administrative expenses	(122.7)	(124.5)
Underwriting expenses	$(644.4)	$(675.5)

Underwriting income	$79.1	$27.2

Combined ratio	89.1%	96.1%

Adjusted underwriting income	$76.5	$36.2
Adjusted combined ratio	89.5%	94.8%
Adjusted loss ratio	56.3%	63.5%
______________

(1) Adjusted losses and loss adjustment expenses is a non-GAAP financial measure as defined under the rules and regulations of the SEC. Refer to the discussion above in this section for further details.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: May 28, 2026	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer